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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                              ____________________

                                AMENDMENT NO. 3
                               (Final Amendment)
                                       to
                                 SCHEDULE 14D-1
                             Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities and Exchange Act of 1934

                              ____________________

                              DAMES & MOORE GROUP
                           (Name of Subject Company)

                              ____________________

                        DEMETER ACQUISITION CORPORATION
                                URS CORPORATION
                                   (Bidders)

                              ____________________

                    Common Stock, par value $0.01 per share
           (Including the Associated Preferred Stock Purchase rights)
                         (Title of Class of Securities)

                              ____________________

                                  235713 10 4
                     (CUSIP Number of Class of Securities)
                              ____________________

                               Kent P. Ainsworth
                        Demeter Acquisition Corporation
                              c/o URS Corporation
                        100 California Street, Suite 500
                            San Francisco, CA 94111
                                 (415) 774-2700

            (Name, address and telephone number of person authorized
                 to receive notice and communications on behalf
                        of the person filing statement)

                              ____________________

                                    Copy to:

                           Samuel M. Livermore, Esq.
                              Cooley Godward llp
                        One Maritime Plaza, 20th Floor
                            San Francisco, CA 94111
                                (415) 693-2000

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CUSIP NO. 235713 10 4
                       Amendment No. 3 to Schedule 14D-1

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  (1)  Name of Reporting Persons
       S.S. OR I.R.S. Identification Number of Above Person:

       Demeter Acquisition Corporation (applied for)
--------------------------------------------------------------------------------
  (2)  Check the Appropriate Box if a Member of a Group:
       (a)  [ ]
       (b)  [ ]
--------------------------------------------------------------------------------
  (3)  SEC Use only:
--------------------------------------------------------------------------------
  (4)  Source of Funds:
       AF
--------------------------------------------------------------------------------
  (5)  Check Box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f).                              [ ]
--------------------------------------------------------------------------------
  (6)  Citizenship or Place of Organization:
       Delaware
--------------------------------------------------------------------------------
  (7)  Aggregate Amount Beneficially Owned by Each Reporting Person:
       17,648,980 shares of common stock
--------------------------------------------------------------------------------
  (8)  Check Box if the Aggregate Amount in Row (7) Excludes Certain
       Shares:                                                               [ ]
--------------------------------------------------------------------------------
  (9)  Percent of Class Represented by Amount In Row (7):
       94.9%
--------------------------------------------------------------------------------
 (10)  Type of Reporting Person:
       CO
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CUSIP NO. 235713 10 4
                       Amendment No. 3 to Schedule 14D-1

--------------------------------------------------------------------------------
  (1)  Name of Reporting Persons
       S.S. OR I.R.S. Identification Number of Above Person:

       URS Corporation:  94-1381538
--------------------------------------------------------------------------------
  (2)  Check the Appropriate Box if a Member of a Group:
       (a)  [ ]
       (b)  [ ]
--------------------------------------------------------------------------------
  (3)  SEC Use only:
--------------------------------------------------------------------------------
  (4)  Source of Funds:
       BK, OO, AF
--------------------------------------------------------------------------------
  (5)  Check Box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f).                              [ ]
--------------------------------------------------------------------------------
  (6)  Citizenship or Place of Organization:
       Delaware
--------------------------------------------------------------------------------
  (7)  Aggregate Amount Beneficially Owned by Each Reporting Person:
       17,648,980 shares of common stock
--------------------------------------------------------------------------------
  (8)  Check Box if the Aggregate Amount in Row (7) Excludes Certain
       Shares:                                                               [ ]
--------------------------------------------------------------------------------
  (9)  Percent of Class Represented by Amount In Row (7):
       94.9%
--------------------------------------------------------------------------------
 (10)  Type of Reporting Person:
       CO, HC
--------------------------------------------------------------------------------

     This statement amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on May 11, 1999 by Demeter Acquisition Corporation, a Delaware corporation (the "Purchaser") and URS Corporation, a Delaware corporation ("Parent"), as amended by Amendment No. 1 to such Statement filed with the Commission on May 19, 1999 and Amendment No. 2 to such Statement filed with the Commission on June 1, 1999 (collectively, the "Schedule 14D-1"). The Schedule 14D-1 was filed in connection with the Purchaser's offer to purchase all outstanding shares of common stock, par value $0.01 per share (including associated preferred stock purchase rights), of Dames & Moore Group, a Delaware corporation (the "Company"), at a price of $16.00 per share, net to the seller in cash (subject to applicable withholding of taxes), without any interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated May 11, 1999, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings given to them in the Offer to Purchase.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

     Item 5 "Purpose of the Tender Offer and Plans or Proposals of the Bidder" of the Schedule 14D-1 is hereby amended to include the following under subparagraph (a):

     Now that the Offer has expired, Parent shall cause the Purchaser to effect a "short-form" merger with and into the Company, with the Company continuing as the surviving corporation. Parent currently expects the Merger to be consummated by June 30, 1999.

Item 6. Interest in Securities of the Subject Company.

     Item 6 "Interest in Securities of the Subject Company" of the Schedule 14D-1 is hereby amended to include the following under subparagraphs (a) and (b):

     At 12:00 midnight, New York City time, on Tuesday, June 8, 1999, the Offer expired. Based on a preliminary count from the Depositary, approximately 17,400,344 Shares were tendered in the Offer, together with in excess of 248,000 Shares tendered subject to guaranteed delivery procedures. On June 9, 1999, subject to the terms of the Offer, Purchaser accepted for payment all of the Shares validly tendered and not withdrawn prior to the expiration of the Offer, representing approximately 95% of the Shares outstanding. A copy of the press release issued by Parent on June 9, 1999 announcing the expiration of the Offer and the acceptance of the validly tendered Shares is attached hereto as Exhibit
(a)(12) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits

     Item 11 of the Schedule 14D-1 is hereby amended to include the following as exhibits:

     Exhibit (a)(12):  Text of the Press Release, dated June 9, 1999, issued by
                       URS Corporation.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.


                                        URS CORPORATION


                                        By: /s/ Kent P. Ainsworth
                                        ---------------------------------------
                                            Name:  Kent P. Ainsworth
                                            Title: Executive Vice President and
                                                   Chief Financial Officer


                                        DEMETER ACQUISITION CORPORATION


                                        By: /s/ Kent P. Ainsworth
                                        ---------------------------------------
                                            Name:  Kent P. Ainsworth
                                            Title: Treasurer and
                                                   Chief Financial Officer


Dated:  June 9, 1999